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ANNUAL REPORTS
FORM X-17A-5
PART III X

SEC FILE NUMBER

8-27663

SEC Mail Processing
MAR 02 2023
Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __NewEdge Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1251 Waterfront Place, Suite 510__

(No. and Street)

__Pittsburgh__	__PA__	__15222__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Joseph F. Banco__	__412-391-7077__	__jbanco@macg.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Grant Thornton__

(Name – if individual, state last, first, and middle name)

__12 Federal Street, Suite 200__	__Pittsburgh__	__PA__	__15212__
(Address)	(City)	(State)	(Zip Code)

00248

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Joseph F. Banco__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __New Edge Securities, Inc.__ , as of __December 31__ , 2022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely

Signature:

Title: Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NEWEDGE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$ 10,784,229
Securities Owned - At Fair Value	2,402,735
Accounts Receivable	1,593,662
Related Party Receivables	1,945,706
Receivable From Clearing Organizations	3,568,594
Deposits with Clearing Organizations	500,000
Prepaid and Other Assets	131,315
Deferred Tax Assets	2,114,186
Total Assets	**$ 23,040,427**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Margin Liability Payable to Clearing Organization	$ 649,124
Accounts Payable, Accrued Expenses, and Other Liabilities	3,086,857
Securities Sold, Not Yet Purchased - At Fair Value	749,571
State Income Tax Payable	7,485
Related Party Payables	4,360,965
Total Liabilities	**8,854,002**

Stockholder's Equity

Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	$ 750
Additional Paid-In Capital	4,059,860
Retained Earnings	10,125,815
Total Stockholder's Equity	**14,186,425**
Total Liabilities and Stockholder's Equity	**$ 23,040,427**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The consolidated statement of financial condition of NewEdge Securities, Inc. and Subsidiary includes the accounts and balances of NewEdge Securities, Inc. and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

NewEdge Securities, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981 under the name Mid Atlantic Capital Corporation. On November 1, 2021, the Company changed its name to NewEdge Securities, Inc. ("NES", the "Company"). The Company is a wholly owned subsidiary of NewEdge Capital Group, LLC (the "Parent"), a Delaware corporation. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

The Company utilizes National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual balances could differ from those estimates.

Securities Transactions and Commissions

The Company accounts for credit losses on financial assets measured at amortized cost basis and off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company adopted the standard effective January 1, 2020.

Management has concluded that adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

The Company clears its securities transactions on a fully disclosed basis through its clearing broker. Under the clearing agreement the Company indemnifies the clearing broker for losses incurred on clearing transactions and carrying accounts for customers. Under this agreement, the clearing broker requires the

Company to maintain a cash deposit and may withhold other amounts due the Company. The clearing broker is subject to various regulations which require certain specified levels of regulatory capital, initial and maintenance margin for customer accounts and protect balances held by customers and broker-dealers. The Company receives payment from the clearing broker monthly for commissions and other income it collects on behalf of the Company. Due to the short term nature of receivables related to commissions and other income and the fact that the Company has not experienced any significant losses related to its clearing arrangement it has not recorded a credit loss allowance.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement date versus trade date recording is not considered material to the consolidated financial statement.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and its clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Accounts Receivable

The Company provides an allowance for doubtful accounts. On December 31, 2022, in the opinion of management, no allowance was deemed necessary.

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization. Margin borrowings are presented gross in the consolidated statement of financial condition.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of NewEdge Capital Group, LLC for the year-ended December 31, 2022. Up through October 1, 2020, the Company was included in the U.S consolidated income tax return of EdgeCo Holdings, Inc. On October 1, 2020, the Company was part of a

restructuring transaction that caused it to be distributed out its historical consolidated group and become a part of a new consolidated group with NewEdge Capital Group, LLC as the parent. The restructuring transaction has no tax related impact on the separate company financial statements of the Company.

The Company reports accrued interest and penalties related to unrecognized tax benefits on the related tax liability line in the consolidated statement of financial condition. Total interest and penalties during 2022 were $0.

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the Consolidated Financial Statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Parent's federal and certain of the Company's state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying Consolidated Financial Statements include an evaluation of events or transactions that have occurred after December 31, 2022 and through the date the Financial Statements were issued.

NOTE 3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities: U.S. government securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy, depending on the inputs used and market activity levels for specific securities.

Municipal Securities: Municipal securities are priced by independent pricing services, typically obtained from dealers and trade prices. Municipal securities are categorized in Level 2 of the fair value hierarchy, as the significant inputs are observable.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis differences between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equity Securities and Mutual Funds: Equity securities and mutual funds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments

9

are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

There have been no changes in the methodologies used as of December 31, 2022.

At December 31, 2022, the Company's financial assets and liabilities consisted of securities owned and securities sold, not yet purchased.

The following are the classes of assets and liabilities measured at fair value as of December 31, 2022, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements				
Assets				
Cash and Cash Equivalents	$ 10,784,229	$ -	$ -	$ 10,784,229
Securities Owned				
Municipal Obligations	-	2,109,864	-	2,109,864
Equity Securities	302	-	-	302
Mutual Funds	69,982	-	-	69,982
Corporate Obligations	-	222,587	-	222,587
	$ 10,854,513	$ 2,332,451	$ -	$ 13,186,964
Liabilities				
Securities Sold, Not Yet Purchased				
Federal and State Government				
Obligations	$ 266,469	$ -	$ -	$ 266,469
Municipal Obligations	-	15,365	-	15,365
Corporate Bonds	-	361,612	-	361,612
Certificates of Deposit	-	50,011	-	50,011
Equity Securities	56,114	-	-	56,114
	$ 322,583	$ 426,988	$ -	$ 749,571

There were no transfers between Level 1 and Level 2 during the year.

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2022, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions in custody with this broker.

The Company's proprietary securities transactions are recorded on a trade date basis. All unsettled proprietary trades on December 31, 2022, were closed subsequent to December 31, 2022.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS.

At December 31, 2022, the net amount receivable from NFS consisted of the following:

Net Receivable from NFS:	
Commissions and Trade Date Adjustment Receivable	$ 4,197,162
Clearing and Execution Charges Payable	(628,568)
Total	$ 3,568,594

NOTE 5 – MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2022, the Company has a margin liability payable to NFS in the approximate amount of $650,000, which is collateralized by approximately $2.4 million of securities owned by the Company.

NOTE 6 – BORROWED FUNDS

The Company had bank commitments of $5 million at December 31, 2022 on a revolving line of credit. The agreement contains provisions for interest at the Term SOFR rate (4.32% at December 31, 2022) plus 2.37%. The line of credit agreement is subject to periodic renewal and is due to expire in July 2023. There was no outstanding balance on the revolving line of credit at December 31, 2022. The Company is required to meet certain minimum financial covenants under the terms of the line of credit.

NOTE 7 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $8.6 million in 2022.

On occasion, the Company receives from and/or advances funds to its Parent and other related parties. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2022, the Company had a receivable due from related parties in the approximate amount of $1.9 million, which is in the caption "Related Party Receivables" in the accompanying consolidated statement of financial condition.

The Company also has a payable to the Parent in the amount of $660,000, in the form of a non-interest bearing, demand note as well as approximately $3.7 million in other related party payables, shown in the caption "Related Party Payables" in the accompanying Consolidated Statement of Financial Condition.

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. These fees represent trade execution based on a contractual fee schedule between the entities. The outstanding receivable as of December 31, 2022 was approximately $21,000.

The Company along with its affiliated Trust Company is a party-in-interest under ERISA regulations. As a designated agent for the Trust Company, the Company receives certain mutual fund trailer fees and remits them to the Trust Company periodically. The Company has no obligation to pay these amounts until received.

NOTE 8 – CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc, as of December 31, 2022.

Total Assets	$ 277,655
Stockholder's Equity	$ 260,322

Principally, all the stockholder's equity of the subsidiary is included as an addition to capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2022, the Company's net capital under the uniform net capital rule was approximately $5.5 million, which exceeded the minimum capital requirements by approximately $5.1 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022, was .98 to 1.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations with the clearing broker.

As of December 31, 2022, there were no liabilities that the Company is subject to indemnify its clearing broker for losses sustained from customer transactions introduced by the Company.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

The Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2022. The Company believes the matters are without merit and intends to vigorously defend its positions.

NOTE 12 – INCOME TAXES

The Company (and its parent company) is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2022.

The deferred tax assets recognized and included under the caption "Deferred Tax Assets" in the accompanying consolidated statement of financial condition as of December 31, 2022 are as follows:

Deferred Tax Assets

Goodwill and Intangibles	$ 2,106,445
Net Operating Losses	7,741
Total Deferred Tax Assets	**$ 2,114,186**

The deferred tax asset for Goodwill and Intangibles is a result of the ultimate parent's acquisition of the Company whereby pushdown accounting was not applied to the separate financial statements of the Company. The Company, however, maintains tax Goodwill and Intangibles as a result of the acquisition and accordingly recognizes a corresponding Deferred Tax Asset for the difference in carrying values.

As of December 31, 2022, the Company, had cumulative U.S. state NOL carryforwards of approximately $109,000. The state NOLs are available to offset future state income tax liabilities and will begin to expire in 2042.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. After considering these factors, management concluded that it was more likely than not that the deferred tax assets would be fully realized, and as a result, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2022.

The tax-related payable due to the Parent as of December 31, 2022 is $270,519.

The effective tax rate varied from the statutory federal income tax rate due to state taxes and permanent differences. The effective tax rate for the year ended December 31, 2022 was 28.6%.

On August 16, 2022, H.R. 5376, commonly called the "Inflation Reduction Act", was signed into law which included several tax law changes. The Company has reviewed the tax law changes and has determined that it will have no impact on the Company in the current or future years.